UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 7, 2026, A2Z Cust2Mate Solutions Corp. issued a press release titled “A2Z Receives Notice from Nasdaq Confirming Compliance with Annual Meeting Requirement.” A copy of the press release is attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z Cust2Mate Solutions CORP.
(Registrant)

Date: April 7, 2026	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated April 7, 2026